

Gisella Castillo Ghiotto

Innovation / Strategy / Entrepreneurship / Creativity

Peru · **Contact info**

24 connections

matchpets

Universidad ESAN

Experience

Founder
matchpets · Full-time
Jan 2021 – Present · 1 yr 1 mo

Odontóloga General y Estética
Cerdent
2018 – Present · 4 yrs

Cosmetic Dentist
Centro de Rehabiltación Oral y Estética / CROE
Dec 2015 – Present · 6 yrs 2 mos

Professor
UAP - Universidad Alas Peruanas
2011 – Present · 11 yrs

Dentist in occupational health.
Clinisanitas Salud Ocupacional
Mar 2014 – Jun 2015 · 1 yr 4 mos

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Education

Universidad ESAN
Programa Internacional en Gestión Odontológica
2016

Universidad Peruana Cayetano Heredia
Master's degree, Estomatología
2010 – 2012

Universidad Peruana Cayetano Heredia
Postgraduate, Oral Rehabilitation
2008 – 2009

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